

June 23, 2015

Alton Perkins
Chief Executive Officer
AmericaTowne, Inc.
353 E. Six Forks Rd, Suite 270
Raleigh, NC 27609

     Re: **AmericaTowne, Inc.**
                Form 10-K for Fiscal Year Ended December 31, 2014, as Amended
                Filed April 16, 2015
                Form 10-Q for Fiscal Quarter Ended March 31, 2015, as Amended
                Response Dated June 19, 2015
                File No. 000-55206

Dear Mr. Perkins:

We have reviewed your June 19, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 6, 2015 letter.

Form 10-K/A for Fiscal Year Ended December 31, 2014

General

1.   We note your responses to comments 5-14. We understand that you will comply with these comments through an amendment to your Form 10-K.

Item 1. Business

2.   We note your response to prior comment 1. Please provide us with specific revisions you intend to include both here, and in your amended Form S-1, in response to this comment. We may have further comment upon reviewing your response.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Revenues and Cost of Sales, page 47

3.   We note your response to comment 3 and Note 1, Revenue Recognition, on page 7. You disclose in Note 1 that service fee revenues are recognized on a net basis. Please tell us why the costs of revenues of $52,113 related to the Service Provider Agreement with Yilaime Corporation are not netted with the related revenue.

Cash Provided by Operating Activities, page 49

4.   We note your response to comment 4. Please include the discussion in your response for your plans for the next twelve months.

Form 10-Q/A for Fiscal Quarter Ended March 31, 2015

General

5.   We note your responses to comments 15-19. We understand that you will comply with these comments through an amendment to your Form 10-Q.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15

6.   We note you response to comment 20. Please provide your discussion pursuant to Item 303(b) of Regulation S-K including your results of operations for the quarter ended March 31, 2015, and your liquidity and capital resources. You response provides description of your business plan as well as uncertainties in the future, but does not address your current financial condition or results of operations.

You may contact Robert Shapiro, Staff Accountant, at (202) 551-3273 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Senior Attorney at (202) 551-3415, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director